

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2014

Via E-mail
Keith A. Istre
Chief Financial Officer
Lamar Advertising REIT Company
5321 Corporate Boulevard
Baton Rouge, Louisiana 70808

Re: **Lamar Advertising REIT Company**
Registration Statement on Form S-4
Filed June 27, 2014
File No. 333-197084

Lamar Advertising Company
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 000-30242

Dear Mr. Istre:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 for Lamar Advertising REIT Company

General

1. Please tell us why you have not registered the Series AA preferred stock to be issued in the merger.

2.   Please provide Schedule III in compliance with Rule 5-04 of Regulation S-X or tell us why Schedule III is not required. Please confirm, if appropriate, that management will include Schedule III in future periodic reporting.

Prospectus Cover Page

3.   Please revise your Commission legend on the prospectus cover page to state that neither the Securities and Exchange Commission nor any state securities commission has passed upon the accuracy or adequacy of the disclosures in the prospectus. Please refer to Item 501(b)(7) of Regulation S-K.

Questions and Answers About the REIT Conversion and the Merger, page 1

Q. What will holders of Lamar Advertising common stock receive…, page 4

4.   We note your disclosure that holders of Class A common stock will have the right to receive a number of shares of Lamar REIT Class A common stock, equal to, and in exchange for the number of shares of Class A common stock that the holder then owns. We note that the same terms exist for holders of Class B common stock and Series AA Preferred Stock. Please revise to disclose if shareholders of Lamar Advertising will continue to hold the same percentage of shares in Lamar REIT post-merger.

Risk Factors, page 24

Covenants specified in our existing senior credit facility and any future credit facilities and our debt instruments may limit our ability to make required REIT distributions, page 26

5.   We note your disclosure that the senior facility and the indentures relating to Lamar Media's outstanding notes contain certain covenants that could limit your ability to make distributions to your shareholders. Please expand your disclosure under this heading to describe the covenants to which you refer in greater detail.

Our Business, page 55

6.   We note your disclosure on page 17 of Lamar Advertising Company's annual report on Form 10-K for the fiscal year ended December 31, 2013 that you own approximately 6,900 parcels of property beneath your outdoor advertising structures and that you lease approximately 75,900 sites. Please revise your registration statement to provide a geographic breakdown of the regions in which the parcels of land that you own are located. Please provide similar disclosure for the 75,900 parcels that you lease. Please include similar disclosure in future applicable Exchange Act periodic reports.

7.   With respect to the 75,900 outdoor sites that you lease, please revise your disclosure to clarify your rights and obligations, including whether your lease agreements solely cover

your ability to use the land to post signage and whether you lease the entire parcel of land such that you are responsible for maintaining the grounds of the outdoor sites. Please also explain what you mean by "active" outdoor sites. Please include similar disclosure in future applicable Exchange Act periodic reports.

8.   Please expand your disclosure to describe in greater detail the nature of your transit advertising contracts, including the terms of such contracts. Please include similar disclosure in future applicable Exchange Act periodic reports.

Pro Forma Financial Information, pages 67 to 72

9.   Please tell us whether any one-time transaction costs have been recorded in the historical financial statements. If so, please adjust your pro forma statements of operations to remove the one-time transaction costs already incurred within the historical financial statements.

(A) Non-REIT Earnings and Profits Distribution, page 71

10.   Please disclose how the $40 million E&P distribution adjustment is accounted for and how management estimated the amount.

(D) Deferred Taxes, page 71

11.   Please tell us why the supporting table on page 72 totals to ($114,900) which does not agree to the net deferred assets and liabilities of $116.8 million disclosed on page 71.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 78

12.   Please tell us whether management considers funds from operations a key performance indicator. In this regard, we note Lamar Advertising's discussion of this metric in its press release dated May 7, 2014. We may have further comments.

13.   We refer to your non-GAAP measure acquisition-adjusted revenue. Please clarify that in calculating such measure you added to the prior period revenue derived from assets acquired in a subsequent period even though you did not own those assets during that prior period. Please also explain further how this measure is used to assess your organic growth. Please tell us what consideration you gave to also adjusting for divested billboards and nonrenewals of logo and transit contracts. Please include similar disclosure in future applicable Exchange Act periodic reports.

14.   Please include disclosure that quantifies the amount and percentage of your revenue from your different display types, i.e. billboards, logo signs and transit advertising displays, and, if material, bulletins, posters and digital billboards. Please also disclose the amount and percentage of your revenue derived from your non-REIT assets and operations, i.e.

derived from your taxable REIT subsidiaries. Please include similar disclosure in future applicable Exchange Act periodic reports.

15.   We note your disclosure on page 78 that your revenue growth is based upon many factors, including occupancy of advertising displays and advertising rates. Please revise to disclose your portfolio occupancy, average effective rent rates per foot/unit and geographic diversification for properties that that you own and lease by type, i.e. display type. Please also disclose the relative impact of same site occupancy and rent rates on period to period changes. Please include similar disclosure in future applicable Exchange Act periodic reports.

16.   We note your disclosure on page 17 of Lamar Advertising Company's annual report on Form 10-K for the fiscal year ended December 31, 2013 that your lease agreements with the property owners of the 75,900 active outdoor sites are for varying terms ranging from month-to-month to a term of over ten years. Please tell us if a material portion of your leases are scheduled to expire in the future and how your lease expirations match up to your advertising contracts by display type. Please also tell what consideration you gave to including disclosure on expirations, referring to Item 15(f) of Form S-11 as a guide. We may have further comments.

Liquidity and Capital Resources, page 84

Uses of Cash, page 87

17.   Please tell us if you capitalized personnel costs and/or interest costs within your capital expenditures line items. To the extent material, please separately quantify and disclose such costs capitalized for all periods presented and discuss fluctuation within your MD&A. In addition, please confirm that you will provide similar information in future periodic reports.

Index to Exhibits

18.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft opinions should be filed on EDGAR as correspondence.

19.   We note that you include "form of" exhibits in your Index to Exhibits. Please advise us if you do not intend on filing final, executed documents prior to effectiveness of the registration statement.

<u>Form 10-K of Lamar Advertising Company for the fiscal year ended December 31, 2013</u>

<u>Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

20.   Please tell us how you have complied with ASC 280-10-50-40 as it appears that you have operations both domestic and international.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

Sonia Barros
Assistant Director

cc: Stacie S. Aarestad
        Edwards Wildman Palmer LLP
        Via E-mail

        Suzanne D. Lecaroz
        Goodwin Procter LLP
        Via E-mail